UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

NaaS Technology Inc. Receives Final Award Against It in Charge Amps AB Arbitration

On July 14, 2026, an arbitral tribunal constituted under the Arbitration Rules of the SCC Arbitration Institute issued a final award in an arbitration brought by four of the sellers of Charge Amps AB (the “Claimants”) against Fleetin AB, a Swedish subsidiary of NaaS Technology Inc. (the “Company”), and the Company. The arbitration arose from the termination of a share purchase agreement (the “SPA”) relating to the Company’s previously disclosed proposed acquisition of Charge Amps AB.

The tribunal found that Fleetin AB breached the SPA by failing to complete the acquisition and held Fleetin AB and the Company jointly and severally liable under the Company’s parent company guarantee. The tribunal awarded the Claimants damages, together with statutory interest and certain legal fees and arbitration costs.

The proposed acquisition was terminated in November 2023 and was never completed. The Company is reviewing the award and evaluating its implications. As the award relates solely to that terminated transaction, the Company believes that it does not affect the Company’s ongoing operations or current business activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: July 17, 2026

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